Exhibit 99.1

Wix Reports Second Quarter 2022 Results

●	Total revenue of $345.2 million, up 9% y/y, and $349.0 million on a constant currency basis, up 11% y/y

●	Total bookings of $354.6 million, up 3% y/y, and $365.2 million on a constant currency basis, up 7% y/y

●	Partners continue to turn to the Wix platform, resulting in partners revenue of $84.9 million or 25% of total revenue, up 31% y/y and representing a two year CAGR of 56%

●	Cost reduction plan expected to generate approximately $150 million of annualized cost savings and accelerate margin expansion

●	Launched a new Wix Editor experience, combining AI capabilities with new advanced features to create an even more powerful and intuitive web creation experience

NEW YORK, August 10, 2022 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the second quarter ended June 30, 2022. In addition, the Company provided its initial outlook for the third quarter. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q2’22 Shareholder Update and other materials.

“We are pleased with our fundamental business improvement this quarter as Wix continues to be the go-to platform for any type of user and any type of business globally,” said Avishai Abrahami, Wix Co-founder and CEO. "The strong results of our growth initiatives continue. Despite the current macroeconomic environment, we are focused on what is under our control — driving operational efficiencies to accelerate our path to profitability while continuing to execute on growth initiatives, such as launching the new Wix Editor this quarter. We remain committed to executing on our three-year financial plan, enhancing our differentiated business model and delivering innovative capabilities for our users to drive shareholder value."

Lior Shemesh, CFO at Wix, added, “Our results this quarter reflect continued market-wide volatility. We are executing on the three-year plan we shared in May and are undertaking a cost reduction plan that we expect will save approximately $150 million in annualized expenses. These cost reduction measures are expected to accelerate expansion of our gross margin and operating margin as well as help us achieve our free cash flow target as presented in our three-year plan even if market conditions continue to be challenged in 2023.”

Cost reduction plan

As part of our commitment to execute on the three-year plan and achieve the free cash flow targets introduced at our Analyst Day in May, today we are announcing a set of comprehensive cost reduction measures that will result in approximately $150 million of annualized cost savings. These savings are not one-time in nature and will continue to be realized on a run-rate basis.  Approximately 20% of the annualized savings are expected to be realized already in 2022. Further, these cost savings do not include any reduction to our user acquisition marketing investments that we adjust to match our TROI thresholds, which we have not changed.

We expect that these reductions in our cost structure will result in free cash flow as a percentage of revenue (excluding headquarters capital expenditures) to be in line with our three-year plan and accelerate margin expansion ahead of the three-year plan in 2023 and beyond.

Key aspects of the plan include right-sizing our workforce and future hiring targets across multiple functions to realign with the operating environment today and optimizing additional operating costs that are not revenue generating.

We continue to take a deeper look to identify additional areas of productivity improvements across our care, sales and marketing, and engineering functions as well as opportunities to rationalize our real estate footprint, among other potential levers.

These measures will allow us to increase our focus on and investment in our highest conviction growth opportunities.

Many of these actions are already underway. Of these $150 million of annualized savings, roughly 25% will come from cost of revenue, mainly our care organization, which will lead to approximately 200 basis points of gross margin improvement in 2023 compared to our three-year plan presented in May.  The other 75% of savings will come primarily from operating expenses with a small amount being capital expenditures.

Q2 2022 Financial Results

●          Total revenue in the second quarter of 2022 was $345.2 million, up 9% y/y and representing a two year CAGR of 21%

○          Total revenue on a y/y constant currency basis was $349.0 million, up 11% y/y

○          Creative Subscriptions revenue in the second quarter of 2022 was $258.2 million, up 9% y/y

○          Creative Subscriptions ARR increased to $1.05 billion, up 9% y/y

○          Business Solutions revenue in the second quarter of 2022 was $87.0 million, up 9% y/y

■          Transaction revenue was $36.8 million, up 13% y/y

○          Partners revenue in the second quarter of 2022 was $84.9 million, up 31% y/y

●          Total bookings in the second quarter of 2022 were $354.6 million, up 3% y/y and representing a two year CAGR of 15%

○          Total bookings on a y/y constant currency basis were $365.2 million, up 7% y/y

○          Creative Subscriptions bookings in the second quarter of 2022 were $269.9 million, up 3% y/y

○          Business Solutions bookings in the second quarter of 2022 were $84.7 million, up 6% y/y

●          Total gross margin on a GAAP basis in the second quarter of 2022 was 61%

○          Creative Subscriptions gross margin on a GAAP basis was 74%

○          Business Solutions gross margin on a GAAP basis was 21%

●          Total non-GAAP gross margin in the second quarter of 2022 was 62%

○          Creative Subscriptions gross margin on a non-GAAP basis was 76%

○          Business Solutions gross margin on a non-GAAP basis was 23%

●          GAAP net loss in the second quarter of 2022 was $111.2 million, or $1.92 per share

●          Non-GAAP net loss in the second quarter of 2022 was $7.8 million, or $0.14 per share

●          Net cash used by operating activities for the second quarter of 2022 was $(2.7) million, while capital expenditures totaled $13.2 million, leading to free cash flow of $(15.9) million

○          Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $(6.0) million

Financial Outlook

Our guidance for the second half reflects demand that has reset to pre-COVID-19 levels and FX rate headwinds experienced since May.

For Q3, we expect total revenue to be $341 to $345 million, representing 7 - 8% y/y growth. For the full year, we now expect revenue to grow 8 - 10% y/y.  These ranges include the impact of y/y FX rates through July, discontinued commercial activities in Russia and the assumption that market conditions remain challenged for the remainder of the year.

We expect free cash flow to be roughly 2 - 3% of revenue in 2022, inclusive of the cost reduction plan and y/y FX rate headwinds through July.  On a y/y constant currency basis, this would translate into free cash flow margin of 4 - 5% of revenue for full year 2022.

Despite these lower revenue growth expectations, we expect that the cost reduction plan we have implemented will allow free cash flow as a percentage of revenue (excluding headquarters capital expenditures) in 2023 to be in line with the three-year plan outlined in May and drive accelerated gross and operating margins compared to the plan even if market conditions continue to be challenged in 2023. We are committed to this plan and are taking the necessary actions to achieve it.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, August 10, 2022. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI75e57676e62f46a4bdce023f055300a6. A replay of the call will be available through August 9, 2023 via the registration link.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

For more about Wix, please visit our Press Room

Investor Relations:
ir@wix.com

Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix uses the following non-GAAP financial measures:   bookings,   cumulative cohort bookings, bookings on a constant currency basis,  revenue on a constant currency basis,  non-GAAP gross margin,  non-GAAP operating income (loss),  non-GAAP net income (loss), non-GAAP net income (loss) per share,  free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognised as revenue as we fulfill our obligation under the terms of the contractual agreement.  Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense,  amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons.  The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations in effect on the last day of the period; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from other partnership agreements.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

###

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$258,177	$235,891	$513,145	$462,327
Business Solutions	87,047	79,684	173,676	154,027
	345,224	315,575	686,821	616,354
Cost of Revenues
Creative Subscriptions	66,252	58,271	131,125	114,017
Business Solutions	68,605	62,641	138,481	120,694
	134,857	120,912	269,606	234,711

Gross Profit	210,367	194,663	417,215	381,643

Operating expenses:
Research and development	121,618	104,199	241,483	199,285
Selling and marketing	120,780	123,021	277,494	267,476
General and administrative	42,991	39,411	88,677	73,805
Total operating expenses	285,389	266,631	607,654	540,566
Operating loss	(75,022)	(71,968)	(190,439)	(158,923)
Financial income (expenses), net	(46,926)	143,969	(191,399)	176,894
Other income	58	41	104	106
Income (loss) before taxes on income	(121,890)	72,042	(381,734)	18,077
Taxes on income (tax benefit)	(10,652)	34,409	(43,207)	42,558
Net income (loss)	$(111,238)	$37,633	$(338,527)	$(24,481)

Basic net income (loss) per share	$(1.92)	$0.66	$(5.87)	$(0.43)
Basic weighted-average shares used to compute net income (loss) per share	57,943,140	57,306,260	57,712,372	56,793,411

Diluted net income (loss) per share	$(1.92)	$0.60	$(5.87)	$(0.43)
Diluted weighted-average shares used to compute net income (loss) per share	57,943,140	64,948,445	57,712,372	56,793,411

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	June 30,	December 31,
	2022	2021
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$241,886	$451,355
Short-term deposits	568,840	411,687
Restricted cash and deposits	9,737	7,012
Marketable securities	353,350	456,515
Trade receivables	40,800	30,367
Prepaid expenses and other current assets	34,059	32,877
Total current assets	1,248,672	1,389,813

Long-Term Assets:
Prepaid expenses and other long-term assets	23,320	41,554
Property and equipment, net	64,955	50,437
Marketable securities	291,572	387,341
Intangible assets and goodwill, net	86,384	89,547
Operating lease right-of-use assets	243,526	101,095
Total long-term assets	709,757	669,974

Total assets	$1,958,429	$2,059,787

Liabilities and Shareholders' Equity (deficiency)
Current Liabilities:
Trade payables	$127,113	$114,584
Employees and payroll accruals	78,169	83,251
Deferred revenues	522,570	484,446
Current portion of convertible notes, net	360,579	-
Accrued expenses and other current liabilities	83,053	62,816
Operating lease liabilities	25,052	29,201
Total current liabilities	1,196,536	774,298

Long-term deferred revenues	67,125	59,966
Long-term deferred tax liability	24,509	72,803
Convertible notes, net	564,998	922,974
Other long-term liabilities	2,090	2,267
Long-term operating lease liabilities	192,735	81,764
Total long-term liabilities	851,457	1,139,774

Total liabilities	2,047,993	1,914,072

Shareholders' Equity (deficiency)
Ordinary shares	114	111
Additional paid-in capital	1,137,242	994,795
Treasury Stock	(199,997)	(199,997)
Accumulated other comprehensive income	(40,258)	(1,056)
Accumulated deficit	(986,665)	(648,138)
Total shareholders' equity (deficiency)	(89,564)	145,715

Total liabilities and shareholders' equity	$1,958,429	$2,059,787

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(111,238)	$37,633	$(338,527)	$(24,481)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	4,022	3,378	7,557	6,810
Amortization	1,580	846	3,154	1,445
Share based compensation expenses	59,139	50,396	120,123	97,027
Amortization of debt discount and debt issuance costs	1,302	1,296	2,603	2,703
Changes in accrued interest and exchange rate on short term and long term deposits	(210)	(63)	(165)	(48)
Amortization of premium and discount and accrued interest on marketable securities, net	1,256	2,082	2,805	4,405
Revaluation on Marketable equity securities	54,920	(73,186)	206,565	(73,186)
Deferred income taxes, net	(12,644)	32,752	(48,219)	40,103
Changes in operating lease right-of-use assets	9,737	8,379	18,575	13,060
Changes in operating lease liabilities	(15,525)	(7,578)	(25,172)	(13,613)
Decrease (increase) in trade receivables	1,216	875	(10,433)	(5,301)
Increase in prepaid expenses and other current and long-term assets	(15,032)	(26,929)	(27,345)	(100,845)
Increase (decrease) in trade payables	(9,573)	2,234	12,113	(1,028)
Increase (decrease) in employees and payroll accruals	(342)	(27,407)	(5,082)	13,147
Increase in short term and long term deferred revenues	7,731	19,266	45,283	69,596
Increase (decrease) in accrued expenses and other current liabilities	20,974	(2,141)	19,816	10,527
Net cash provided by (used in) operating activities	(2,687)	21,833	(16,349)	40,321
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	126,259	40,000	231,259	178,015
Investment in short-term deposits and restricted deposits	(240,972)	(171,529)	(390,972)	(172,131)
Investment in marketable securities	(92,408)	-	(164,563)	-
Proceeds from marketable securities	78,870	90,562	140,250	180,659
Purchase of property and equipment and payment of prepaid expenses	(12,629)	(6,657)	(31,912)	(10,377)
Capitalization of internal use of software	(588)	(462)	(1,229)	(591)
Proceeds from sale of marketable equity securities	-	-	3,193	-
Payment for Businesses acquired, net of acquired cash	-	(37,217)	-	(42,803)
Purchases of investments in privately held companies	(1,000)	(1,500)	(1,160)	(1,500)
Net cash provided by (used in) investing activities	(142,468)	(86,803)	(215,134)	131,272
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	432	11,380	22,014	21,802
Net cash provided by financing activities	432	11,380	22,014	21,802
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(144,723)	(53,590)	(209,469)	193,395
CASH AND CASH EQUIVALENTS—Beginning of period	386,609	415,843	451,355	168,858
CASH AND CASH EQUIVALENTS—End of period	$241,886	$362,253	$241,886	$362,253

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions	258,177	235,891	513,145	462,327
Business Solutions	87,047	79,684	173,676	154,027
Total Revenues	$345,224	$315,575	$686,821	$616,354

Creative Subscriptions	269,921	263,045	569,708	531,104
Business Solutions	84,673	79,816	178,134	162,866
Total Bookings	$354,594	$342,861	$747,842	$693,970

Free Cash Flow	$(15,904)	$14,714	$(49,490)	$29,353
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$(5,993)	$16,911	$(24,141)	$32,385
Creative Subscriptions ARR	$1,052,852	$967,281	$1,052,852	$967,281

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues	$345,224	$315,575	$686,821	$616,354
Change in deferred revenues	7,731	19,266	45,283	69,596
Change in unbilled contractual obligations	1,639	8,020	15,738	8,020
Bookings	$354,594	$342,861	$747,842	$693,970

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$258,177	$235,891	$513,145	$462,327
Change in deferred revenues	10,105	19,134	40,825	60,757
Change in unbilled contractual obligations	1,639	8,020	15,738	8,020
Creative Subscriptions Bookings	$269,921	$263,045	$569,708	$531,104

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Business Solutions Revenues	$87,047	$79,684	$173,676	$154,027
Change in deferred revenues	(2,374)	132	4,458	8,839
Business Solutions Bookings	$84,673	$79,816	$178,134	$162,866

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)
Q1 Cohort revenues	$19	$25
Q1 Change in deferred revenues	21	26
Q1 Cohort Bookings	$40	$51

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$4,555	$3,809	$8,786	$7,310
Research and development	29,919	24,490	58,639	47,778
Selling and marketing	10,019	8,213	19,894	15,655
General and administrative	14,646	13,884	32,804	26,284
Total share based compensation expenses	59,139	50,396	120,123	97,027
(2) Amortization	1,580	846	3,154	1,445
(3) Acquisition related expenses	1,187	2,351	2,886	4,056
(4) Amortization of debt discount and debt issuance costs	1,302	1,296	2,603	2,703
(5) Sales tax accrual and other G&A expenses (income)	189	579	361	1,031
(6) Unrealized loss (gain) on equity and other investments	54,920	(142,348)	206,565	(171,861)
(7) Non-operating foreign exchange expenses (income)	(2,274)	363	1,858	2,953
(8) Provision for income tax effects related to non-GAAP adjustments	(12,632)	32,740	(48,244)	39,528
Total adjustments of GAAP to Non GAAP	$103,411	$(53,777)	$289,306	$(23,118)

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit	$210,367	$194,663	$417,215	$381,643
Share based compensation expenses	4,555	3,809	8,786	7,310
Acquisition related expenses	59	112	140	279
Amortization	759	358	1,520	455
Non GAAP Gross Profit	215,740	198,942	427,661	389,687

Non GAAP Gross margin	62%	63%	62%	63%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$191,925	$177,620	$382,020	$348,310
Share based compensation expenses	3,608	2,887	6,993	5,473
Non GAAP Gross Profit - Creative Subscriptions	195,533	180,507	389,013	353,783

Non GAAP Gross margin - Creative Subscriptions	76%	77%	76%	77%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$18,442	$17,043	$35,195	$33,333
Share based compensation expenses	947	922	1,793	1,837
Acquisition related expenses	59	112	140	279
Amortization	759	358	1,520	455
Non GAAP Gross Profit - Business Solutions	20,207	18,435	38,648	35,904

Non GAAP Gross margin - Business Solutions	23%	23%	22%	23%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Operating loss	$(75,022)	$(71,968)	$(190,439)	$(158,923)
Adjustments:
Share based compensation expenses	59,139	50,396	120,123	97,027
Amortization	1,580	846	3,154	1,445
Sales tax accrual and other G&A expenses	189	579	361	1,031
Acquisition related expenses	1,187	2,351	2,886	4,056
Total adjustments	$62,095	$54,172	$126,524	$103,559

Non GAAP operating loss	$(12,927)	$(17,796)	$(63,915)	$(55,364)

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net income (loss)	$(111,238)	$37,633	$(338,527)	$(24,481)
Share based compensation expenses and other Non GAAP adjustments	103,411	(53,777)	289,306	(23,118)
Non-GAAP net loss	$(7,827)	$(16,144)	$(49,221)	$(47,599)

Basic and diluted Non GAAP net loss per share	$(0.14)	$(0.28)	$(0.85)	$(0.84)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	57,943,140	57,306,260	57,712,372	56,793,411

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(2,687)	$21,833	$(16,349)	$40,321
Capital expenditures, net	(13,217)	(7,119)	(33,141)	(10,968)
Free Cash Flow	$(15,904)	$14,714	$(49,490)	$29,353

Capex related to future Wix HQ office build-out	9,911	2,197	25,349	3,032
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$(5,993)	$16,911	$(24,141)	$32,385

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Basic weighted-average shares used to compute net income (loss) per share	57,943,140	57,306,260	57,712,372	56,793,411
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	-	7,642,185	-	-
Diluted weighted-average shares used to compute net income (loss) per share	57,943,140	64,948,445	57,712,372	56,793,411

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	5,024,271	643,955	5,024,271	4,735,250
Restricted share units	3,009,354	436,301	3,009,354	2,063,427
Convertible Notes (if-converted)	3,969,514	-	3,969,514	3,969,514
	69,946,279	66,028,701	69,715,511	67,561,602

Wix.com Ltd.
RECONCILIATION OF REVENUES TO CONSTANT CURRENCY REVENUES
(In thousands)

Three Months Ended
June 30,
2022
(unaudited)

Revenues	$345,224
Adjustment for FX changes	3,744
Y/Y Constant Currency Revenues	$348,968